Exhibit 2.2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of August 13, 2013 (the “Agreement), by and among SafeStitch Medical, Inc., a Delaware corporation (the “Company”), Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and TransEnterix, Inc., a Delaware corporation (“TransEnterix”), is entered into as of August 30, 2013 in accordance with Section 8.03 of the Agreement. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

RECITALS

WHEREAS, pursuant to Section 8.03 of the Agreement, the parties, by an instrument in writing signed on behalf of each of the parties, may amend the Agreement at any time before or after the TransEnterix Stockholder Approval, subject to applicable Legal Requirements that require further approval by the stockholders of TransEnterix; and

WHEREAS, the parties hereto desire to amend the Agreement as set forth herein; and

WHEREAS, the Board of Directors of each of the parties hereto and the stockholders of TransEnterix have, by resolution, approved and adopted this Amendment.

NOW, THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:

1. Amendment of the Agreement. The first sentence of Section 2.01(b)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Each issued and outstanding share of TransEnterix Capital Stock (other than Cancelled Shares, Dissenting Shares and shares of TransEnterix Capital Stock held by Unaccredited Investors) shall be converted into the right to receive 1.1533 (the “Exchange Ratio”) fully paid and nonassessable shares of SafeStitch Common Stock (such aggregate amount, the “Stock Merger Consideration”).”

2. Full Force and Effect. Except as expressly amended hereby, the Agreement shall be unmodified and shall remain in full force and effect.

3. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Facsimile or other electronically transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Amendment.

4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Merger Sub and TransEnterix have caused this Amendment to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SAFESTITCH MEDICAL, INC.

By:	/s/ Jeffrey G. Spragens
Jeffrey G. Spragens President and Chief Executive Officer

TWEETY ACQUISITION CORP.

By:	/s/ Jeffrey G. Spragens
Jeffrey G. Spragens President and Chief Executive Officer

TRANSENTERIX, INC.

By:	/s/ Todd M. Pope
Todd M. Pope Chief Executive Officer

[Amendment No. 1 to Agreement and Plan of Merger SafeStitch Medical, Inc. and TransEnterix, Inc.]